UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The Tech Group Puerto Rico Savings and Retirement Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2015 and 2014

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Tech Group Puerto Rico Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Tech Group Puerto Rico Savings and Retirement Plan (the "Plan"), as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Tech Group Puerto Rico Savings and Retirement Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 22, 2016

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
Assets:
Investments at fair value (Note D)	$3,176,760	$3,105,045
Plan interest in Master Trust (Note C)	70,897	40,289
Total investments	3,247,657	3,145,334

Receivables:
Employer contributions	2,440	2,192
Notes receivable from participants	257,342	246,561
Total receivables	259,782	248,753
Total assets	3,507,439	3,394,087

Liabilities:
Excess contributions payable	9,866	8,678

Net assets available for benefits	$3,497,573	$3,385,409

The accompanying Notes are an integral part of these statements.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Additions:
Investment income:
Interest and dividend income	$98,108	$103,775
Net (depreciation) appreciation in fair value of investments	(114,075)	92,811
Plan interest in Master Trust net investment income	6,929	3,367
Net investment (loss) income	(9,038)	199,953

Interest income on notes receivable from participants	10,716	8,454

Contributions:
Employer	139,620	131,298
Participant	214,416	201,364
Rollovers	14,145	—
Total contributions	368,181	332,662
Total additions	369,859	541,069

Deductions:
Benefits paid	251,995	189,225
Plan expenses	5,700	1,575
Total deductions	257,695	190,800

Net increase	112,164	350,269

Net assets available for plan benefits:
Beginning of the year	3,385,409	3,035,140
End of the year	$3,497,573	$3,385,409

The accompanying Notes are an integral part of these statements.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE A - Description of Plan

The following description of the Tech Group Puerto Rico Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan that was established January 1, 1993, and subsequently amended. The Plan is available to eligible full-time employees of (mfg.) Tech Group Puerto Rico, LLC (the "Employer") who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is designed to comply with Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (the "Code"), as amended.

Master Trust
Effective January 3, 2011, West Pharmaceutical Services, Inc. (the "Company" or "Plan Administrator") entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the West Pharmaceutical Services, Inc. 401(k) Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is common stock of the Company (the “West Stock Fund”). See Note C for more information regarding the Master Trust.

Contributions
Participants may contribute up to 50% of pre-tax annual compensation and 10% of after-tax annual compensation, provided such contributions do not exceed the limits of the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Employer matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers mutual funds and the West Stock Fund as investment options for participants. The Company's Investment Committee periodically reviews and may make changes to the investment alternatives available. In 2015, the Plan replaced its series of Vanguard target-date collective trust funds with lower-cost Vanguard target-date mutual funds.

Participants may change or transfer their investment options at any time. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. Employer matching contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each account is self-directed and is credited with the participant's contribution, the Employer’s matching contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE A - Description of Plan - continued

Vesting
Participants are immediately vested in their contributions and Employer matching contributions, plus earnings thereon.

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the prevailing interest rate determined by the Plan Administrator on the date the loan is made. At December 31, 2015, the interest rate on outstanding loans was 4.25%. At December 31, 2014, loan interest rates ranged from to 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals in accordance with the provisions outlined in the Plan document. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. See Note D for discussion of fair value measurements, with the exception of the Master Trust, which is discussed in Note C. Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in its statements of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE B - Summary of Significant Accounting Policies - continued

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Administrative expenses of the Plan are paid jointly by participants and the Employer.

Recently Adopted Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued guidance to reduce complexity in employee benefit plan accounting. The guidance, which is broken into three parts, addresses the accounting for fully benefit-responsive investment contracts, plan investment disclosures and a measurement date practical expedient for employee benefit plans. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. We adopted Parts I and II of this guidance for the 2015 plan year. The adoption did not have a material impact on the Plan's financial statements. Prior year amounts and disclosures have been revised to reflect the retrospective application of the guidance. Part III is not applicable to the Plan.

In May 2015, the FASB issued amended guidance on the disclosure requirements for certain investments whose fair value was measured using the net asset value ("NAV") per share practical expedient. In addition, the guidance eliminates the requirement to categorize such investments within the fair value hierarchy table. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. We adopted this guidance for the 2015 plan year. The adoption did not have a material impact on the Plan's financial statements. Prior year disclosures have been revised to reflect the retrospective application of this guidance.

NOTE C - Master Trust

As mentioned in Note A, a portion of the Plan’s investments are held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust is the West Stock Fund.

The total fair value of the Master Trust's investment in the West Stock Fund, as of December 31, 2015 and 2014, was $37,069,515 and $38,002,999, respectively. The West Stock Fund is valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion, which is considered a Level 1 fair value measurement.

The Plan’s share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s interest in the net assets of the Master Trust was 0.19% and 0.11% as of December 31, 2015 and 2014, respectively.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE C - Master Trust - continued

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2015	2014
Dividends	$298,965	$313,045
Net appreciation in fair value of common stock	4,577,347	2,760,552
Net investment income	4,876,312	3,073,597
Net transfers	(5,809,796)	(4,636,671)
Decrease in net assets	(933,484)	(1,563,074)
Net assets:
Beginning of year	38,002,999	39,566,073
End of year	$37,069,515	$38,002,999

NOTE D - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2015
Mutual funds	$3,176,760	$—	$—	$3,176,760
Investments at fair value	$3,176,760	$—	$—	$3,176,760

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE D - Fair Value Measurements - continued

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2014
Mutual funds	$2,253,493	$—	$—	$2,253,493
Total assets in the fair value hierarchy	$2,253,493	$—	$—	$2,253,493
Collective trust funds measured at NAV (a)				851,552
Investments at fair value				$3,105,045

(a) In accordance with the new accounting guidance mentioned in Note B, certain investments measured at NAV have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.

Collective trust funds: Represent target-date retirement trusts that invest in mutual funds using a diversified asset allocation strategy consistent with the participants' current stage of life. These funds are valued at the NAV of units held by the Plan at year-end, as provided by the trustee of each fund. The NAV, which is used as a practical expedient to estimate fair value, is based on the fair value of the underlying investments held by each trust less their liabilities. There are no unfunded commitments related to these trusts. Redemptions are permitted daily with no advance notice requirement.

NOTE E - Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE F - Related Party Transactions

The Plan invests in shares of mutual funds, which are managed by VFTC, a subsidiary of The Vanguard Group, Inc. VFTC acts as custodian for these investments, as well as the West Stock Fund, as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE G - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, participants' accounts will be distributed in accordance with the provisions of the Plan.

NOTE H - Tax Status

The Plan obtained its latest determination letter on September 17, 1993, in which the Puerto Rico Department of Treasury ("Treasury") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. On July 15, 2014, the Plan Administrator filed a request for a determination letter from the Treasury on the amended Plan, and is currently awaiting a response.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or Treasury. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations prior to 2012.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

	PLAN EIN: 86-0640193
	PLAN NUMBER: 001

(a)	(b)	(c)	(e)
	Identity of Issue	Description	Current Value
	Templeton Foreign Fund R6	Mutual Fund	$209,804
*	Vanguard Capital Opportunity Fund Admiral Shares	Mutual Fund	350,906
*	Vanguard Explorer Fund Admiral Shares	Mutual Fund	133,405
*	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	284,170
*	Vanguard Growth and Income Fund Admiral Shares	Mutual Fund	33,484
*	Vanguard Institutional Index Fund	Mutual Fund	332,972
*	Vanguard Institutional Target Retirement 2010 Fund	Mutual Fund	135,240
*	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund	9,543
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	427,394
*	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	51,473
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	59,314
*	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	33,631
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	33,438
*	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	47,368
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	3,365
*	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	1,275
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	611
*	Vanguard Institutional Target Retirement Income Fund	Mutual Fund	91,946
*	Vanguard Morgan Growth Fund Admiral Shares	Mutual Fund	199,724
*	Vanguard Prime Money Market Fund	Mutual Fund	145,836
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	321,581
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	74,830
*	Vanguard Windsor II Fund Admiral Shares	Mutual Fund	167,917
	William Blair Value Discovery Fund	Mutual Fund	27,533
*	West Stock Fund	Master Trust	70,897
*	Participant Loans	4.25%	257,342
			$3,504,999

*	Party-in-interest

	Cost has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TECH GROUP PUERTO RICO SAVINGS AND RETIREMENT PLAN

By: /s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer
Plan Administrator

Date:  June 22, 2016

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm